Exhibit 99.1

PRESS RELEASE

Magic Reports Record-Breaking Annual Results for 2012 with Revenues of $126.4 Million and Non-GAAP Operating Income of $18.7 Million, an Increase of 29% Year over Year

Revenues for the fourth quarter increased 17% year over year to $35.7 million; Non-GAAP operating income increased 13% to $5.1 million

Or Yehuda, Israel, February 13, 2013 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today its financial results for the fourth quarter and full year ended December 31, 2012.

Financial Highlights for the Fourth Quarter, 2012

•	Revenues for the fourth quarter increased 17% year over year to $35.7 million from $30.5 million.

•	Non-GAAP operating income increased 13% to $5.1 million, compared to $4.5 million in the same period last year; Operating income for the fourth quarter increased 2% to $4.3 million, compared to $4.2 million in the same period last year.

•	Non-GAAP net income increased 9% to $5.1 million, compared to $4.7 million in the same period last year; Net income for the fourth quarter decreased 3% to $4.3 million compared to $4.4 million in the same period last year. The decrease was mainly attributable to tax expenses recorded with respect to the utilization of deferred tax assets.

Financial Highlights for the Full Year Ended December 31, 2012

•	Revenues for the year ended December 31, 2012, reached $126.4 million, an increase of 12%, compared to $113.3 million in 2011.

•	Non-GAAP operating income for the year increased 29% to $18.6 million, compared to $14.5 million in the same period last year; Operating income for the year ended December 31, 2012, increased 11% to $16.4 million compared to $14.7 million in the same period last year.

•	Non-GAAP net income for the year increased 24% to $18.3 million, compared to $14.8 million in the same period last year; Net income for the year ended December 31, 2012, increased 8% to $16.2 million compared to $15.0 million in the same period last year.

•	Total cash, cash equivalents and short-term investments as of December 31, 2012, amounted to $38.8 million, with zero debt (after a cash dividend of $3.7 million paid during the fourth quarter).

•	Operating cash flow for the year ended December 31, 2012 totaled $18 million.

Results

•	For the fourth quarter ended December 31, 2012, total revenues were $35.7 million, with net income of $4.3 million, or $0.12 per fully diluted share. This compares with revenues of $30.5 million and net income of $4.4 million, or $0.12 per fully diluted share for the same period last year.

•	For the fourth quarter of 2012, operating income was $4.3 million. This compares to operating income of $4.2 million for the same period a year ago.

•	For the year ended December 31, 2012, total revenues were $126.4 million, with net income of $16.2 million, or $0.44 per fully diluted share. This compares with revenues of $113.3 million and net income of $15.0 million, or $0.41 per fully diluted share, for the same period last year.

•	Operating income for the year ended December 31, 2012, was $16.4 million. This compares to operating income of $14.7 million for the same period a year ago.

Comments of Management

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said, “2012 was an excellent year for Magic, with strong performance across our products and professional services in all regions.

“We are proud to be continuing to produce record-breaking financial results for our shareholders and that our strong cash position has enabled us to continue to make important growth investments in our product portfolio.

“We believe we are well-positioned to continue our growth track in 2013 with our powerful and versatile enterprise-grade application development and integration solutions that enable enterprise mobility, enhance productivity and increase profitability. We are further enhancing our offerings by strengthening our relationships with partners and vendors in the enterprise mobility and enterprise software ecosystems, like Samsung, SAP, Salesforce.com, Oracle JDE, IBM and Microsoft SharePoint,” added Bernstein.

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets

•	In-process research and development capitalization and amortization

•	Equity-based compensation expense

•	And the related tax effects of the above items

Magic Software’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company’s financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic Software believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic Software’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic Software’s results of operations in conjunction with the corresponding GAAP measures.

Refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Press Contact:
Tania Amar, VP Global Marketing
Magic Software Enterprises
Tel: +972(0)3-538-9300
tania@magicsoftware.com

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

MAGIC SOFTWARE ENTERPRISES LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited		Uaudited
Revenues	35,730	30,483	126,380	113,328
Cost of Revenues	20,792	17,968	73,393	67,258
Gross profit	14,938	12,515	52,987	46,070
Research and development, net	813	469	2,947	2,047
Selling, marketing and general and
administrative expenses	9,867	7,870	33,632	29,306
Total operating costs and expenses	10,680	8,339	36,579	31,353
Operating income	4,258	4,176	16,408	14,717
Financial income (expenses), net	193	(90)	10	221
Other income, net	-	33	136	125
Income before taxes on income	4,451	4,119	16,554	15,063
Taxes on income	52	(270)	94	(203)
Minority interest	(146)	(24)	(277)	(222)
Net income	4,253	4,365	16,183	15,044

Net earnings per share
Basic	0.12	0.12	0.44	0.41
Diluted	0.12	0.12	0.44	0.41

Weighted average number of shares used in
computing net earnings per share

Basic	36,553	36,348	36,502	36,268

Diluted	37,042	37,010	37,108	37,046

MAGIC SOFTWARE ENTERPRISES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP
STATEMENTS OF INCOME FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited		Unaudited

GAAP operating income	4,258	4,176	16,408	14,717
Amortization of capitalized software and other intangible assets	2,376	1,506	6,687	4,335
Capitalization of software development	(1,625)	(1,376)	(4,969)	(5,222)
Stock-based compensation	75	186	515	633
Total adjustments to GAAP	826	316	2,233	(254)
Non-GAAP operating income	5,084	4,492	18,641	14,463

GAAP net income	4,253	4,365	16,183	15,044
Amortization of capitalized software and other intangible assets	2,376	1,506	6,687	4,335
Capitalization of software development	(1,625)	(1,376)	(4,969)	(5,222)
Stock-based compensation	75	186	515	633
Taxes on the above items	17	-	(98)	-
Total adjustments to GAAP	843	316	2,135	(254)
Non-GAAP net income	5,096	4,681	18,318	14,790

Non-GAAP basic net earnings per share	0.14	0.13	0.50	0.41
Weighted average number of shares used in
computing basic net earnings per share	36,553	36,348	36,502	36,268

Non-GAAP diluted net earnings per share	0.14	0.13	0.49	0.40
Weighted average number of shares used in
computing diluted net earnings per share	37,091	37,084	37,198	37,137

MAGIC SOFTWARE ENTERPRISES LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2012	2011
	Uaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	37,582	28,711
Short-term bank deposits	325	2,170
Available-for-sale marketable securities	890	1,241
Trade receivables, net	28,367	24,946
Other accounts receivable and prepaid expenses	6,533	6,401
Total current assets	73,697	63,469

LONG-TERM RECEIVABLES:
Severance pay fund	351	351
Other long-term receivables	2,287	3,824
Total other long-term receivables	2,638	4,175

PROPERTY AND EQUIPMENT, NET	1,898	2,029
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	74,005	66,298

TOTAL ASSETS	152,238	135,971

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities of long term
loans	12	4
Trade payables	4,722	3,545
Accrued expenses and other accounts payable	18,717	15,748
Deferred tax liabilities	2,355	2,509
Deferred revenues	4,160	5,359
Total current liabilities	29,966	27,165

NON CURRENT LIABILITIES:
Long-term loans	12	9
Deferred tax liabilities	738	735
Liability due to acquisition activities	-	1,350
Accrued severance pay	1,245	1,087
Total non-current liabilities	1,995	3,181

EQUITY:
Magic Shareholders' equity	117,786	105,156
Non-controlling interests	2,491	469
Total equity	120,277	105,625

TOTAL LIABILITIES AND EQUITY	152,238	135,971